RECEIVED
FEB 2 2 2007
203
SEC MAIL PROCESSING SECTION
WASH. D.C.

07002224

SE(... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hammond & Botzum, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

453 S. Orange Street
(No and Street)

Orange, California 92866
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlie A. Botzum, III (714) 771-6977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17/07

OATH OR AFFIRMATION

I, Charles A. Botzum, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hammond & Botzum, Incorporated, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed to) before me this 20th day of Feb, 2007

Notary Public

Signature

PRES
Title

CINDI QUALLS
Commission # 1460785
Notary Public - California
Orange County
My Comm. Expires Jan 6, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED

Hammond & Botzum, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Hammond & Botzum, Inc.:

We have audited the accompanying statement of financial condition of Hammond & Botzum, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hammond & Botzum, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 2, 2007

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Hammond & Botzum, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 66,531
Receivable from clearing firm	2,445
Deposits held at clearing	2,500
Cash in reserve	2,546
Cash surrender value life insurance	76,724
Furniture & equipment	–
Total assets	$ 150,746

Liabilities and Stockholder's Equity

Liabilities	$ –
Stockholder's equity	
Common stock, $0.01 par value, 500,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	33,990
Retained earnings	116,746
Total stockholder's equity	150,746
Total liabilities and stockholder's equity	$ 150,746

The accompanying notes are an integral part of these financial statements.

Hammond & Botzum, Inc.
Statement of Operations
For the Year Ended December 31, 2006

Revenue	
Commissions	$ 13,806
Interest income	1,551
Total revenue	15,357
Expenses	
Commissions and floor brokerage	3,493
Communications	2,448
Occupancy and equipment rental	9,651
Taxes, licenses and fees, other than income taxes	1,395
Other operating expenses	26,910
Total expenses	43,897
Income (loss) before provision for income taxes	(28,540)
Income tax provision	817
Net income (loss)	$ (29,357)

The accompanying notes are an integral part of these financial statements.

Hammond & Botzum, Inc.
Statement of Changes in Stockholder's Capital
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2005	$ 10	$ 33,990	$ 146,103	$ 180,103
Net income (loss)	–	–	(29,357)	(29,357)
Balance at December 31, 2006	$ 10	$ 33,990	$ 116,746	$ 150,746

The accompanying notes are an integral part of these financial statements.

Hammond & Botzum, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flows From Operating Activities:		
Net income (loss)		$ (29,357)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Receivable from clearing firm	$ 5,618	
Cash in reserve	5	
Cash surrender value life insurance	(2,277)	
Receivable from officer	28,695	
(Decrease) increase in:		
Accounts payable	(278)	
Total adjustments		31,763
Net cash and cash equivalents provided by (used in) operating activities		2,406
Cash Flows From Investing Activities:		–
Cash Flows From Financing Activities:		–
Net increase (decrease) in cash and cash equivalents		2,406
Cash and cash equivalents at beginning of year		64,125
Cash and cash equivalents at end of year		$ 66,531

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:		
Interest	$	–
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Hammond & Botzum, Inc.
Notes to Financial Statements
December 31, 2006

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Hammond & Botzum, Inc. (the "Company") was incorporated in California on April 16, 1985, as a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company is a member of the National Association of Securities Dealers ("NASD"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC"). The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts. All transactions for accounts of customers are cleared through another member firm on a fully disclosed basis.

The Company arranges simultaneous purchases and sales of municipal securities on behalf of its clients. Therefore, each broker receivable for an uncompleted transaction is principally offset by a broker payable for the same transaction. Under the continuous net settlement method all transactions net immediately.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Advertising and promotion costs are expensed as incurred. For the year ended December 31, 2006 the Company charged $4,516 to other operating expenses with $4,516 charged as promotion costs and $0 as advertising costs.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes certificates of deposit as cash equivalents.

The Company has fully depreciated furniture and equipment of $18,729. Furniture and equipment, have been depreciated over the estimated useful lives of the related assets. Depreciation was computed using the straight-line method for both financial statement and income tax purposes.

Note 2: DEPOSITS HELD AT CLEARING

The Company has deposited $2,500 with Emmett A Larkin Company, Inc as security for its transactions with them.

Note 3: CASH AND SECURITIES SEGREGATED UNDER THE FEDERAL AND OTHER REGULATIONS

Cash of $2,546 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. (See Schedule II).

Note 4: CASH SURRENDER VALUE OF LIFE INSURANCE

The Company carries a life insurance policy on its books. This policy is owned by the Company, with the Company listed as the beneficiary. The policy is carried at its cash surrender value, with resulting gains and losses included in revenues. For the year ended December 31, 2006, the Company included $2,277 in other operating expenses for the change in the cash surrender value of the life insurance policy.

The face value of the life insurance policy at December 31, 2006, was $200,000, covering the officer.

At December 31, 2006 the cash surrender value of the life insurance policy was $76,724.

Note 5: RELATED PARTY TRANSACTIONS

The Company rents its office space on a month to month basis from Charles A. Botzum, III, an officer and sole shareholder of the Company. During the year ended December 31, 2006, the company paid $9,651 to the officer for office rent.

The Company earned approximately a third of its commission income from C.A. Botzum & Co., Charles A. Botzum, III holds 12,500 shares of C.A. Botzum & Co., (approximately 4% of the outstanding stock).

The officer and shareholder of the Company has entered into an agreement with the Company that any reimbursable expenses and charges for rent for the office space are subordinated to the minimum net capital requirement of the Company.

Note 6: INCOME TAXES

For the year ended December 31, 2006, the Company recorded the following tax provision.

Current Federal Taxes	$ –
Current State Taxes	817
Total income tax provision	$ 817

The Company has available at December 31, 2006, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $8,509, that begins to expire in the year 2024. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

NOTE 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counter party or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counter parties.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely–than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

Note 8: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 9: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $150,746 which was $746 in excess of its required net capital of $150,000; and the Company's ratio of aggregate indebtedness to net capital was not applicable as the Company did not have any aggregate indebtedness, which is less than the 15 to 1 maximum ratio allowed. However, the net capital of $746 is within the early warning of net capital rules. This rule applies when net capital is not 120% of the minimum. The net capital for early warning rules is $180,000.

Hammond & Botzum, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital

Stockholder's equity		
Common stock	$ 10	
Additional paid-in capital	33,990	
Retained earnings	116,746	
Total stockholder's equity		$ 150,746
Less: Non allowable assets	–	
Net adjustments to capital		–
Net Capital		150,746

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ –	
Minimum dollar net capital required	150,000	
Net capital required (greater of above)		150,000
Excess net capital		$ 746

Computation of aggregate indebtedness

Total aggregate indebtedness liabilities from statement of financial condition		$ –
Deduct adjustment based upon deposits in special reserve account		–
Total aggregate indebtedness		$ –
Percentage of aggregate indebtedness to net capital	n/a	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006, (See Schedule III).

See independent auditor's report.

Hammond & Botzum, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ –
Customers' securities failed to receive	–
Total credits	$ –
Debit Balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	–
Failed to deliver of customers' securities not older than 30 calendar days	–
Total debits	–
Reserve Computation	
Excess of total credits over total debits	$ –
Reserve required at 105%	$ –
Amount held on deposit in reserve account at December 31, 2006	$ 2,546
Deposit (withdrawal) after year end	–
Amount in reserve account	$ 2,546

There was no material difference between reserve requirements here and reserve requirements as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006.

See independent auditor's report.

Hammond & Botzum, Inc.
Schedule III - Reconciliation of Net Capital and
Reserve Requirements Under Rule 15c3-3
As of December 31, 2006

Net Capital as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2006	$ 150,746
Net Capital as calculated per audit report	150,746
Net difference in computation of net capital	$ –
Audit adjustments	$ –
Reserve requirement as calculated per audit report	$ –
Reserve requirement as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2006	–
Net difference in computation of reserve requirements	$ –

See independent auditor's report.

Hammond & Botzum, Inc.
Schedule IV - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2006

The Company is subject to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with these requirements and there were no instances noted during our audit of securities that were required to be in possession or control that had not been reduced to possession or control in the proper time frame.

See independent auditor's report.

Hammond & Botzum, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

Board of Directors
Hammond & Botzum, Inc.:

In planning and performing our audit of the financial statements of Hammond & Botzum, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 2, 2007